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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

New Horizons Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

645526104

(CUSIP Number)

February 8, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

Camden Partners Strategic III, LLC

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* OO

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

Camden Partners Strategic Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* PN

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

Camden Partners Strategic Fund III-A, L.P.

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* PN

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

Richard M. Berkeley

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...United States

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* IN

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

Donald W. Hughes

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...United States

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* IN

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

Richard M. Johnston

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...United States

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* IN

CUSIP No. 645526104	13G

1.	Names of Reporting Persons.

I.R.S. Identification No. of Above Persons (Entities Only).

David L. Warnock

2.	Check the Appropriate Box if a Member of a Group*

		(a)	☐

		(b)	☑

3.	SEC Use Only

4.	Citizenship or Place of Organization...United States

	5.	Sole Voting Power...0
Number of
Shares
Beneficially	6.	Shared Voting Power...1,600,000
Owned by
Each
Reporting	7.	Sole Dispositive Power...0
Person With
	8.	Shared Dispositive Power...1,600,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...1,600,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person* IN

Item 1.

     (a) Name of Issuer: New Horizons Worldwide, Inc. (the “Issuer”)

     (b) Address of Issuer’s Principal Executive Offices: 1900 S. State College Blvd., Suite 200, Anaheim, CA 92806

Item 2.

     (a) Name of Person Filing: This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Strategic Fund III, L.P. (“Fund III”), Camden Partners Strategic Fund III-A, L.P. (“Fund III-A” and together with Fund III, the “Funds”), Camden Partners Strategic III, LLC (“CPS III”), Richard M. Berkeley (“Berkeley”), Donald W. Hughes (“Hughes”), Richard M. Johnston (“Johnston”), and David L. Warnock (“Warnock”). On February 8, 2005, Warnock was elected as a director of the Issuer as the nominee of the Funds.

     (b) Address of Principal Business Office, or if none, Residence: One South Street, Suite 2150, Baltimore, Maryland 21202

     (c) Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

     (d) Title of Class of Securities: Common Stock

     (e) CUSIP Number: 645526104

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).,

(c)	[ ] Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d- 1 (b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d- I (b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-l(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

CPS III is the sole general partner of the Funds. Berkeley, Hughes, Johnston, and Warnock (collectively, the “Managing Members”) are each managing members of CPS III. The limited partnership agreement for each of the Funds provides that any securities that are acquired by both of the Funds shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of the Funds’ respective investments. The limited partnership agreement for Fund III-A provides that it will invest on a side-by-side basis with Fund III. Notwithstanding these provisions, there is no agreement between the Funds that provides the other with any right to enforce these provisions. The Funds and the Managing Members each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act.

Because of their relationship as affiliated entities, each of the Funds may be deemed to own beneficially the securities held of record by the other. Each of the Funds hereby disclaims beneficial ownership of any securities not held of record by it. As the sole general partner of the Funds, CPS III may be deemed to own beneficially the securities held of record by each of the Funds. CPS III disclaims beneficial ownership of any securities held of record by each of the Funds, except to the extent of its pecuniary interest therein. The Managing Members (and Warnock as a director of the Issuer) may be deemed to own beneficially the securities held of record by each of the Funds. Each of the Managing Members (including Warnock in his capacity as a director of the Issuer) hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.

Fund III is the holder of record of 1,529,600 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred”). Fund III-A is the holder of record of 70,400 shares of the Series A Preferred. Collectively, the Funds hold 1,600,000 shares of the Series A Preferred.

     (b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 10,451,658 shares of Common Stock issued and outstanding as of February 7, 2005, in Exhibit 10.1 to the Issuer’s Form 8-K filed on February 11, 2005 (incorporated herein by reference). The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of Series A Preferred held of record by the Funds.

CPS III	13.3%
Fund III	13.3%
Fund III-A	13.3%
Berkeley	13.3%
Hughes	13.3%
Johnston	13.3%
Warnock	13.3%

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote

CPS III	0
Fund III	0
Fund III-A	0
Berkeley	0
Hughes	0
Johnston	0
Warnock	0

     (ii) Shared power to vote or to direct the vote

CPS III	1,600,000
Fund III	1,600,000
Fund III-A	1,600,000
Berkeley	1,600,000
Hughes	1,600,000
Johnston	1,600,000
Warnock	1,600,000

     (iii) Sole power to dispose or to direct the disposition of

CPS III	0
Fund III	0
Fund III-A	0
Berkeley	0
Hughes	0
Johnston	0
Warnock	0

     (iv) Shared power to dispose or to direct the disposition of

CPS III	1,600,000
Fund III	1,600,000
Fund III-A	1,600,000
Berkeley	1,600,000
Hughes	1,600,000
Johnston	1,600,000
Warnock	1,600,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

     Exhibit 1 — Agreement regarding filing of joint Schedule 13G (attached).

     Exhibit 2 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).

     Exhibit 5 — Form 8-K (previously filed by New Horizons Worldwide, Inc. on February 11, 2005, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2005

Camden Partners Strategic Fund III, L.P.

By: Camden Partners Strategic III, LLC, its
general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic Fund III-A, L.P.

By: Camden Partners Strategic III, LLC, its
general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic III, LLC

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact